FOR IMMEDIATE ISSUE

FOR:	MDC Partners Inc.	CONTACT:	Erica Bartsch
	One World Trade Center, Floor 65		Sloane & Company
	New York, NY 10007		212-446-1875
IR@mdc-partners.com

MDC PARTNERS INC. REPORTS RESULTS FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2020

Company Delivers 15.8% Sequential Revenue Growth in Fourth Quarter,
Guides 7-9% Revenue Growth in 2021

FOURTH QUARTER & 2020 HIGHLIGHTS:

•Revenue of $328.2 million in the fourth quarter versus $382.0 million in the prior year period, a decline of 14.1%; and $1.20 billion in 2020 versus $1.42 billion in the prior year, a decline of 15.3%.
•Sequential revenue growth of 15.8% from the third quarter of 2020.
•Organic revenue declined 13.7% in the fourth quarter and 13.9% in 2020.
•Net loss attributable to MDC Partners Inc. common shareholders was $243.2 million (inclusive of principally non-cash impairment and other charges of $96.4 million and a $130 million non-cash income tax valuation allowance) in 2020 versus a net loss of $17.6 million in the prior year.
•Adjusted EBITDA of $177.3 million in 2020 versus $174.2 million in the prior year, an increase of 1.8%. Adjusted EBITDA Margin of 14.8% in 2020, increasing 250 basis points from 12.3% in the prior year.
•Excluding the sales of Kingsdale and Sloane, Adjusted EBITDA increased 5.2% in 2020 compared with the prior year.
•Covenant EBITDA of $190.1 million in 2020 versus $180.5 million in 2019, an improvement of 5.3%.
•Net New Business wins totaled $29.5 million in the fourth quarter and $90.3 million in 2020.

New York, NY, March 2, 2021 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC Partners” or the “Company”) today announced financial results for the three and twelve months ended December 31, 2020.

“MDC delivered 15.8% sequential revenue growth from the third quarter of 2020, $190 million of Covenant EBITDA in 2020, up 5.3% from prior year and $90 million of net new business in 2020,” said Mark Penn, Chairman and Chief Executive Officer of MDC Partners. “The business continued to see a rebound from pandemic lows, with strong sequential improvement in revenue driven by double-digit growth in most client sectors led by Consumer Products, Technology and Healthcare. While COVID-19 headwinds remain, we expect the rebound to continue into 2021, with 7 to 9% organic revenue growth for the year.”

"Building upon MDC's transformation over the last two years, we recently announced a strategic business combination with The Stagwell Group, which unites the award-winning creative talent of MDC's network with the advanced technology platform of Stagwell, unleashing the power of Talent & Technology around the world.”
Frank Lanuto, Chief Financial Officer, added, “Despite lower revenue in 2020, we expanded Adjusted EBITDA margins by 250 basis points. We continued to lower our leverage, down to 4.4x, and delivered $35 million in cash flow from operations in the quarter, ending the year with $61 million in cash and no revolver borrowings.”

Fourth Quarter and Year-to-Date 2020 Financial Results
Revenue for the fourth quarter of 2020 was $328.2 million versus $382.0 million for the fourth quarter of 2019, a decline of 14.1%. The effect on revenue of foreign exchange was positive 0.7%, the impact of non-GAAP acquisitions (dispositions), net was negative 1.2%, and organic revenue decline was 13.7%. Organic revenue declined primarily due to reduced spending by clients in connection with COVID-19. Net revenue (revenue less billable costs), was $271.4 million for the fourth quarter of 2020 versus $314.0 million for the fourth quarter of 2019, a decline of 13.6%. The effect on net revenue of foreign exchange was positive 0.8%, the impact of non-GAAP acquisitions (dispositions), net was negative 1.2%, and organic net revenue decline was 13.0%.

Revenue in the fourth quarter of 2020 increased 15.8% sequentially from the third quarter of 2020 as client spending activity increased following the initial decline in the third quarter.

Net New Business wins in the fourth quarter of 2020 totaled $29.5 million.

Net loss attributable to MDC Partners Inc. common shareholders for the fourth quarter of 2020 was $237.1 million versus a net loss of $11.1 million for the fourth quarter of 2019. The increase was primarily due to the recognition of impairment charges and an income tax valuation allowance, as well as the decline in revenue. Diluted loss per share attributable to MDC Partners Inc. common shareholders for the fourth quarter of 2020 was $3.23 versus diluted loss per share of $0.15 for the fourth quarter of 2019.
Adjusted EBITDA for the fourth quarter of 2020 was $47.5 million versus $57.0 million for the fourth quarter of 2019, a decrease of 16.6%, primarily due to COVID-19 driven reductions in revenue. In addition, Adjusted EBITDA margin in the fourth quarter of 2020 was 14.5%, down from 14.9% in the fourth quarter of 2019.
Revenue in 2020 was $1.20 billion versus $1.42 billion in 2019, a decline of 15.3%. The effect on revenue of foreign exchange due to the rising US Dollar was negative 0.1%, the impact of non-GAAP acquisitions (dispositions), net was negative 1.3%, and organic revenue decline was 13.9%. Organic revenue declined primarily due to reduced spending by clients in connection with COVID-19. Net revenue (revenue less billable costs), was $1.02 billion in 2020 versus $1.19 billion in 2019, a decline of 13.9%. The effect on net revenue of foreign exchange was negative 0.2%, the impact of non-GAAP acquisitions (dispositions), net was negative 1.4%, and organic net revenue decline was 12.3%.

Net New Business wins in 2020 totaled $90.3 million.
Net loss attributable to MDC Partners Inc. common shareholders in 2020 was $243.2 million, an increase versus a net loss of $17.6 million in 2019. The increase was primarily due to the recognition of impairment charges and an income tax valuation allowance, as well as the decline in revenue. Diluted loss per share attributable to MDC Partners Inc. common shareholders in 2020 was $3.34 versus a diluted loss per share of $0.25 in 2019.
Adjusted EBITDA in 2020 was $177.3 million versus $174.2 million in 2019, an increase of 1.8%. The improvement was primarily due to a reduction in expenses to combat the impact of COVID-19 on the business, partially offset by lower revenues. This led to a 250 basis point improvement in Adjusted EBITDA Margin in 2020 to 14.8% from 12.3% in 2019.

Covenant EBITDA for 2020 was $190.1 million versus $180.5 million in 2019, an increase of 5.3%. The change was primarily driven by the increase in Adjusted EBITDA.

Financial Outlook

2021 financial guidance is updated as follows:

2021 Outlook Commentary *

Organic Revenue Growth	We expect approximately 7 to 9% growth in organic revenue.

Foreign Exchange Impact, net	No estimated impact at this time.

Impact of Non-GAAP Acquisitions (Dispositions), net	Our current expectations are that the impact of acquisitions, net of disposition activity, will have no material impact on revenue.

Adjusted EBITDA	The Company expects to complete fiscal year 2021 with approximately $190 million to $200 million of Adjusted EBITDA, approximately 7 to 13% above prior year.

* The Company has excluded a quantitative reconciliation with respect to the Company’s 2020 guidance under the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K See "Non-GAAP Financial Measures" below for additional information.
Conference Call
Management will host a conference call on Tuesday, March 2, 2021, at 8:30 a.m. (ET) to discuss its results. The conference call will be accessible by dialing 1-412-902-4266 or toll free 1-888-346-6216. An investor presentation has been posted on our website at www.mdc-partners.com and may be referred to during the conference call.
A recording of the conference call will be accessible within one hour after the end of the conference call until 12:00
a.m. (ET), March 7, 2021, by dialing 1-412-317-0088 or toll free 1-877-344-7529 (passcode 10151483), or by visiting our website at www.mdc-partners.com
About MDC Partners Inc.
MDC Partners is one of the most influential marketing and communications networks in the world. As "The Place Where Great Talent Lives," MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world's most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at www.mdc-partners.com and follow us on Twitter at http://www.twitter.com/mdcpartners.
Non-GAAP Financial Measures
In addition to its reported results, MDC Partners has included in this earnings release certain financial results that the Securities and Exchange Commission (SEC) defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:
(1) Organic Revenue: “Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respectively, of subtracting both the foreign exchange and acquisition (disposition) components from total revenue growth. The acquisition (disposition) component is calculated by aggregating prior period revenue for any acquired businesses, less the prior period revenue of any businesses that were disposed of during the current period. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the partner firms that the Company has held throughout each of the comparable periods presented, and (b) “non-GAAP acquisitions (dispositions), net”. Non-GAAP acquisitions (dispositions), net consists of (i) for acquisitions during the current year, the revenue effect from such acquisition as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods, and (iii) for dispositions, the revenue effect from such disposition as if they had been disposed of during the equivalent period in the prior year.
(2) Net New Business: Estimate of annualized revenue for new wins less annualized revenue for losses incurred in the period.
(3) Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure that represents Net income (loss) attributable to MDC Partners Inc. common shareholders plus or minus adjustments to operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, and other items, net which includes items such as severance expense and other restructuring expenses, including costs for leases that will either be terminated or sublet in connection with the centralization of our New York real estate portfolio.
(4) Covenant EBITDA: Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, onetime charges, permitted dispositions and other items, as defined in the Company's Credit Agreement. We believe that the presentation of Covenant EBITDA is useful to investors as it eliminates the effect of certain non-cash and other items not necessarily indicative of a company’s underlying operating performance. In addition, the presentation of Covenant EBITDA provides additional information to investors about the calculation of, and compliance with, certain financial covenants in the Company's Credit Agreement.
Included in this earnings release are tables reconciling MDC Partners’ reported results to arrive at certain of these non-GAAP financial measures.

This press release contains forward-looking statements. Statements in this press release that are not historical facts, including without limitation the information under the heading "Financial Outlook" and statements about the Company’s beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as “estimates”, “expects”, “contemplates”, “will”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “may”, “should”, and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this section. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:
•risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic (“COVID-19”);
•the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;
•an inability to realize expected benefits of the proposed redomiciliation of the Company from the federal jurisdiction of Canada to the State of Delaware (the “Redomiciliation”) and the subsequent combination of the Company’s business with the business of the subsidiaries of Stagwell Media LP (“Stagwell”) that own and operate a portfolio of marketing services companies (the “Business Combination” and, together with the Redomiciliation, the “Proposed Transactions”) or the occurrence of difficulties in connection with the Proposed Transaction;
•adverse tax consequences in connection with the Proposed Transactions for the Company, its operations and its shareholders, that may differ from the expectations of the Company, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on the Company’s determination of value and computations of its tax attributes may result in increased tax costs;
•the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transactions;
•the impact of uncertainty associated with the Proposed Transactions on the Company’s businesses;
•direct or indirect costs associated with the Proposed Transactions, which could be greater than expected;
•the risk that a condition to completion of the Proposed Transactions may not be satisfied and the Proposed Transactions may not be completed;
•the risk of parties challenging the Proposed Transactions or the impact of the Proposed Transactions on the Company’s debt arrangements;
•the Company’s ability to attract new clients and retain existing clients;
•reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
•financial failure of the Company’s clients;
•the Company’s ability to retain and attract key employees;
•the Company’s ability to achieve the full amount of its stated cost saving initiatives;
•the Company’s implementation of strategic initiatives;
•the Company’s ability to remain in compliance with its debt agreements and the Company’s ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;

•the successful completion and integration of acquisitions which complement and expand the Company’s business capabilities; and
•foreign currency fluctuations.
Investors should carefully consider these risk factors and the additional risk factors outlined in more detail in the Company's Annual Report on Form 10-K and in the Company’s other SEC filings.

SCHEDULE 1
MDC PARTNERS INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in 000s, Except per Share Amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
Revenue:
Services	$328,168	$381,975	$1,199,011	$1,415,803
Operating Expenses:
Cost of services sold	209,043	260,725	769,899	961,076
Office and general expenses	136,490	94,219	341,565	328,339
Depreciation and amortization	9,468	9,460	36,905	38,329
Impairment and other losses	77,240	6,655	96,399	8,599
	432,241	371,059	1,244,768	1,336,343
Operating income (loss)	(104,073)	10,916	(45,757)	79,460
Other Income (Expenses):
Interest expense and finance charges, net	(15,344)	(15,658)	(62,163)	(64,942)
Foreign exchange gain (loss)	6,274	4,349	(982)	8,750
Other, net	(2,223)	2,158	20,500	(2,401)
	(11,293)	(9,151)	(42,645)	(58,593)
Income (loss) before income taxes and equity in earnings of non-consolidated affiliates	(115,366)	1,765	(88,402)	20,867
Income tax expense	109,526	4,024	116,555	10,316
Income (loss) before equity in earnings of non-consolidated affiliates	(224,892)	(2,259)	(204,957)	10,551
Equity in earnings (losses) of non-consolidated affiliates	(1,411)	—	(2,240)	352
Net income (loss)	(226,303)	(2,259)	(207,197)	10,903
Net income attributable to the noncontrolling interest	(7,154)	(5,419)	(21,774)	(16,156)
Net loss attributable to MDC Partners Inc.	(233,457)	(7,678)	(228,971)	(5,253)
Accretion on and net income allocated to convertible preference shares	(3,651)	(3,373)	(14,179)	(12,304)
Net loss attributable to MDC Partners Inc. common shareholders	$(237,108)	$(11,051)	$(243,150)	$(17,557)
Loss Per Common Share:
Basic
Net loss attributable to MDC Partners Inc. common shareholders	$(3.23)	$(0.15)	$(3.34)	$(0.25)
Diluted
Net loss attributable to MDC Partners Inc. common shareholders	$(3.23)	$(0.15)	$(3.34)	$(0.25)
Weighted Average Number of Common Shares Outstanding:
Basic	73,312,906	72,149,204	72,862,178	69,132,100
Diluted	73,312,906	72,149,204	72,862,178	69,132,100

SCHEDULE 2
MDC PARTNERS INC.
UNAUDITED REVENUE RECONCILIATION
(US$ in 000s, except percentages)

	Three Months Ended		Twelve Months Ended
	Revenue $	% Change	Revenue $	% Change

December 31, 2019	$381,975		$1,415,803

Organic revenue (1)	(52,180)	(13.7)%	(197,466)	(13.9)%
Non-GAAP acquisitions (dispositions), net	(4,447)	(1.2)%	(18,312)	(1.3)%
Foreign exchange impact	2,820	0.7%	(1,014)	(0.1)%
Total change	(53,807)	(14.1)%	(216,792)	(15.3)%
December 31, 2020	$328,168		$1,199,011

(1) Organic revenue refers to the positive results of subtracting both the foreign exchange and acquisition (disposition) components from total revenue growth. The acquisition (disposition) component is calculated by aggregating prior period revenue for any acquired businesses, less the prior period revenue of any businesses that were disposed of during the current period. The organic revenue component reflects the constant currency impact of (a) the change in revenue of the partner firms which the Company has held throughout each of the comparable periods presented, and (b) “non-GAAP acquisitions (dispositions), net”. Non-GAAP acquisitions (dispositions), net consists of (i) for acquisitions during the current year, the revenue effect from such acquisition as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods, and (iii) for dispositions, the revenue effect from such disposition as if they had been disposed of during the equivalent period in the prior year. See "Non-GAAP Financial Measures" herein.
Note: Actuals may not foot due to rounding.

SCHEDULE 3
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)
For the Three Months Ended December 31, 2020

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue	$119,228	$112,325	$35,834	$60,781	$—	$328,168

Net loss attributable to MDC Partners Inc. common shareholders						$(237,108)
Adjustments to reconcile to operating loss:
Accretion on and net income allocated to convertible preference shares						3,651
Net income attributable to the noncontrolling interests						7,154
Equity in losses of non-consolidated affiliates						1,411
Income tax expense						109,526
Interest expense and finance charges, net						15,344
Foreign exchange gain						(6,274)
Other, net						2,223
Operating income (loss)	$(25,040)	$1,501	$(10,501)	$(41,066)	$(28,967)	$(104,073)
margin	(21.0)%	1.3%	(29.3)%	(67.6)%		(31.7)%

Adjustments:
Depreciation and amortization	1,559	3,478	1,975	1,743	713	9,468
Impairment and other losses	6,391	13,998	11,725	45,126	—	77,240
Stock-based compensation	1,700	803	—	(35)	1,143	3,611
Deferred acquisition consideration adjustments	39,682	1,153	—	837	—	41,672
Distributions from non- consolidated affiliates (1)	—	—	—	—	902	902
Other items, net (2)	985	243	798	214	16,485	18,725
Adjusted EBITDA (3)	$25,277	$21,176	$3,997	$6,819	$(9,724)	$47,545
Adjusted EBITDA margin	21.2%	18.9%	11.2%	11.2%		14.5%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 11 for a reconciliation of amounts.
(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.
Note: Effective in the first quarter of 2020, the Company reorganized its management structure resulting in the aggregation of certain Partner Firms into integrated groups (“Networks”). In connection with our discussions with the SEC, the Company has changed the prior presentation for the Networks. Beginning in the second quarter of 2020, the Company separated the Networks into two reportable segments: Integrated Networks - Group A and Integrated Networks - Group B. Prior periods presented have been recast to reflect the change in reportable segments.
Note: Actuals may not foot due to rounding.

SCHEDULE 4
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)
For the Twelve Months Ended December 31, 2020

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue	$379,648	$435,589	$139,015	$244,759	$—	$1,199,011

Net loss attributable to MDC Partners Inc. common shareholders						$(243,150)
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares						14,179
Net income attributable to the noncontrolling interests						21,774
Equity in losses of non-consolidated affiliates						2,240
Income tax expense						116,555
Interest expense and finance charges, net						62,163
Foreign exchange loss						982
Other, net						(20,500)
Operating income (loss)	$14,297	$34,581	$(7,724)	$(23,021)	$(63,890)	$(45,757)
margin	3.8%	7.9%	(5.6)%	(9.4)%		(3.8)%

Adjustments:
Depreciation and amortization	6,467	17,204	4,376	7,478	1,380	36,905
Impairment and other losses	6,391	31,784	11,760	45,335	1,129	96,399
Stock-based compensation	7,580	3,191	122	304	2,982	14,179
Deferred acquisition consideration adjustments	44,073	(2,706)	375	445	—	42,187
Distributions from non- consolidated affiliates (1)	—	—	—	—	2,175	2,175
Other items, net (2)	985	243	798	214	29,004	31,244
Adjusted EBITDA (3)	$79,793	$84,297	$9,707	$30,755	$(27,220)	$177,332
Adjusted EBITDA margin	21.0%	19.4%	7.0%	12.6%		14.8%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 11 for a reconciliation of amounts.
(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.
Note: Actuals may not foot due to rounding.

SCHEDULE 5
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)
For the Three Months Ended December 31, 2019

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue	$115,814	$136,095	$42,527	$87,539	$—	$381,975

Net loss attributable to MDC Partners Inc. common shareholders						$(11,051)
Adjustments to reconcile to operating loss:
Accretion on and net income allocated to convertible preference shares						3,373
Net income attributable to the noncontrolling interests						5,419
Income tax expense						4,024
Interest expense and finance charges, net						15,658
Foreign exchange gain						(4,349)
Other, net						(2,158)
Operating income (loss)	$6,677	$9,226	$3,416	$6,800	$(15,203)	$10,916
margin	5.8%	6.8%	8.0%	7.8%		2.9%

Adjustments:
Depreciation and amortization	2,139	3,940	971	2,172	238	9,460
Impairment and other losses	4,879	—	929	—	847	6,655
Stock-based compensation	15,856	1,072	42	10	1,428	18,408
Deferred acquisition consideration adjustments	2,140	5,213	—	1,677	—	9,030
Distributions from non- consolidated affiliates (1)	—	—	—	—	2,219	2,219
Other items, net (2)	—	—	—	—	349	349
Adjusted EBITDA (3)	$31,691	$19,451	$5,358	$10,659	$(10,122)	$57,037
Adjusted EBITDA margin	27.4%	14.3%	12.6%	12.2%		14.9%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 11 for a reconciliation of amounts.
(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.
Note: Actuals may not foot due to rounding.

SCHEDULE 6
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
(US$ in 000s, except percentages)
For the Twelve Months Ended December 31, 2019

	Integrated Networks - Group A	Integrated Networks - Group B	Media & Data Network	All Other	Corporate	Total
Revenue	$392,101	$531,717	$161,451	$330,534	$—	$1,415,803

Net loss attributable to MDC Partners Inc. common shareholders						$(17,557)
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares						12,304
Net income attributable to the noncontrolling interests						16,156
Equity in earnings of non-consolidated affiliates						(352)
Income tax expense						10,316
Interest expense and finance charges, net						64,942
Foreign exchange gain						(8,750)
Other, net						2,401
Operating income (loss)	$35,230	$61,417	$2,376	$26,205	$(45,768)	$79,460
margin	9.0%	11.6%	1.5%	7.9%		5.6%

Additional adjustments to reconcile to Adjusted EBITDA:
Depreciation and amortization	8,559	15,904	4,303	8,695	868	38,329
Impairment and other losses	4,879	1,933	929	11	847	8,599
Stock-based compensation	24,420	4,303	63	374	1,880	31,040
Deferred acquisition consideration adjustments	1,734	1,261	75	2,333	—	5,403
Distributions from non- consolidated affiliates (1)	—	(250)	—	—	2,298	2,048
Other items, net (2)	—	—	—	—	9,274	9,274
Adjusted EBITDA (3)	$74,822	$84,568	$7,746	$37,618	$(30,601)	$174,153
Adjusted EBITDA margin	19.1%	15.9%	4.8%	11.4%		12.3%

(1) Distributions from non-consolidated affiliates includes (i) cash received for profit distributions from non-consolidated affiliates, and (ii) consideration from the sale of ownership interests in non-consolidated affiliates less contributions to date plus undistributed earnings (losses).
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 11 for a reconciliation of amounts.
(3) Adjusted EBITDA is a non-GAAP financial measure, and as shown above it represents operating income (loss) plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, distributions from non-consolidated affiliates, impairment and other items. See "Non-GAAP Financial Measures" herein.
Note: Actuals may not foot due to rounding.

SCHEDULE 7
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO COVENANT EBITDA
(US$ in 000s)

	2020				Covenant EBITDA (LTM) (1)
	Q1	Q2	Q3	Q4	Q4-2020 - LTM
Net income (loss) attributable to MDC Partners Inc. common shareholders	$(2,437)	$(4,102)	$360	$(237,108)	$(243,287)
Adjustments to reconcile to operating income (loss):
Accretion on and net income allocated to convertible preference shares	3,440	3,509	3,716	3,651	14,316
Net income attributable to the noncontrolling interests	791	3,101	10,728	7,154	21,774
Equity in losses of non-consolidated affiliates	—	798	31	1,411	2,240
Income tax expense (benefit)	13,500	(7,923)	1,452	109,526	116,555
Interest expense and finance charges, net	15,612	15,941	15,266	15,344	62,163
Foreign exchange loss (gain)	14,757	(5,342)	(2,159)	(6,274)	982
Other, net	(16,334)	(5,884)	(505)	2,223	(20,500)
Operating income (loss)	29,329	98	28,889	(104,073)	(45,757)

Adjustments to reconcile to Adjusted EBITDA:
Depreciation and amortization	9,206	8,899	9,332	9,468	36,905
Impairment and other losses	161	18,839	159	77,240	96,399
Stock-based compensation	3,070	1,039	6,459	3,611	14,179
Deferred acquisition consideration adjustments	(4,600)	2,312	2,803	41,672	42,187
Distributions from non-consolidated affiliates	(14)	1,079	208	902	2,175
Other items, net (2)	2,416	3,895	6,208	18,725	31,244
Adjusted EBITDA	39,568	36,161	54,058	47,545	177,332

Adjustments to reconcile to Covenant EBITDA:
Proforma dispositions (3)	(124)	—	—	—	(124)
Severance due to eliminated positions	2,133	5,233	2,336	1,987	11,689
Other adjustments, net (4)	357	207	77	585	1,226
Covenant adjusted EBITDA	$41,934	$41,601	$56,471	$50,117	$190,123

(1) Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other adjustments, as defined in the Company's Credit Agreement. Covenant EBITDA is calculated as the aggregate of operating results for the rolling last twelve months (LTM). Each quarter is presented to provide the information utilized to calculate Covenant EBITDA. Historical Covenant EBITDA may be re-casted in the current period for any proforma adjustments related to acquisitions and/or dispositions in the current period. See "Non-GAAP Financial Measures" herein.
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 11 for a reconciliation of amounts.
(3) Represents Kingsdale and Sloane EBITDA for the respective period.
(4) Other adjustments, net primarily includes one-time professional fees and costs associated with real estate consolidation.
Note: Actuals may not foot due to rounding.

SCHEDULE 8
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO COVENANT EBITDA
(US$ in 000s)

	2019				Covenant EBITDA (LTM) (1)
	Q1	Q2	Q3	Q4	Q4-2019 LTM
Net income (loss) attributable to MDC Partners Inc. common shareholders	$(2,496)	$1,048	$(5,058)	$(11,051)	$(17,557)
Adjustments to reconcile to operating income:
Accretion on and net income allocated to convertible preference shares	2,383	3,242	3,306	3,373	12,304
Net income attributable to the noncontrolling interests	429	3,043	7,265	5,419	16,156
Equity in (earnings) of non-consolidated affiliates	(83)	(206)	(63)	—	(352)
Income tax expense	746	2,089	3,457	4,024	10,316
Interest expense and finance charges, net	16,761	16,413	16,110	15,658	64,942
Foreign exchange loss (gain)	(5,442)	(2,932)	3,973	(4,349)	(8,750)
Other, net	3,383	745	431	(2,158)	2,401
Operating income	15,681	23,442	29,421	10,916	79,460

Adjustments to reconcile to Adjusted EBITDA:
Depreciation and amortization	8,838	10,663	9,368	9,460	38,329
Impairment and other losses	—	—	1,944	6,655	8,599
Stock-based compensation	2,972	3,634	6,026	18,408	31,040
Deferred acquisition consideration adjustments	(7,643)	2,073	1,943	9,030	5,403
Distributions from non-consolidated affiliates	—	31	(202)	2,219	2,048
Other items, net (2)	1,626	6,594	705	349	9,274
Adjusted EBITDA	21,474	46,437	49,205	57,037	174,153

Adjustments to reconcile to Covenant EBITDA:
Proforma acquisitions/dispositions (3)	(2,701)	(729)	(996)	(1,294)	(5,720)
Severance due to eliminated positions	1,534	2,346	1,956	3,221	9,057
Other adjustments, net (4)	1,412	989	228	368	2,997
	$21,719	$49,043	$50,393	$59,332	$180,487

(1) Covenant EBITDA is a measure that includes pro forma adjustments for acquisitions, one-time charges, permitted dispositions and other adjustments, as defined in the Company's Credit Agreement. Covenant EBITDA is calculated as the aggregate of operating results for the rolling last twelve months (LTM). Each quarter is presented to provide the information utilized to calculate Covenant EBITDA. Historical Covenant EBITDA may be re-casted in the current period for any proforma adjustments related to acquisitions and/or dispositions in the current period. See "Non-GAAP Financial Measures" herein.
(2) Other items, net includes items such as severance expense and other restructuring expenses. See Schedule 10 for a reconciliation of amounts.
(3) Represents Kingsdale EBITDA for the respective period.
(4) Other adjustments, net primarily includes one-time professional fees and costs associated with real estate consolidation.
Note: Actuals may not foot due to rounding.

SCHEDULE 9
MDC PARTNERS INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(US$ in 000s)

	December 31, 2020	December 31, 2019

ASSETS
Current Assets:
Cash and cash equivalents	$60,757	$106,933
Accounts receivable, less allowance for doubtful accounts of $5,473 and $3,304	374,892	449,288
Expenditures billable to clients	10,552	30,133
Other current assets	40,939	35,613
Total Current Assets	487,140	621,967
Fixed assets, at cost, less accumulated depreciation of $136,166 and $129,579	90,413	81,054
Right-of-use assets - operating leases	214,188	223,622
Goodwill	668,211	731,691
Other intangible assets, net	33,844	54,893
Deferred tax assets	179	84,900
Other assets	17,339	30,179
Total Assets	$1,511,314	$1,828,306
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS, AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$168,398	$200,148
Accruals and other liabilities	274,968	353,575
Advance billings	152,956	171,742
Current portion of lease liabilities - operating leases	41,208	48,659
Current portion of deferred acquisition consideration	53,730	45,521
Total Current Liabilities	691,260	819,645
Long-term debt	843,184	887,630
Long-term portion of deferred acquisition consideration	29,335	29,699
Long-term lease liabilities - operating leases	247,243	219,163
Other liabilities	82,065	25,771
Total Liabilities	1,893,087	1,981,908
Redeemable Noncontrolling Interests	27,137	36,973
Commitments, Contingencies, and Guarantees
Shareholders’ Deficit:
Convertible preference shares, 145,000 authorized, issued and outstanding at December 31, 2020 and 2019	152,746	152,746
Common stock and other paid-in capital	104,367	101,469
Accumulated deficit	(709,751)	(480,779)
Accumulated other comprehensive income (loss)	2,739	(4,269)
MDC Partners Inc. Shareholders' Deficit	(449,899)	(230,833)
Noncontrolling interests	40,989	40,258
Total Shareholders' Deficit	(408,910)	(190,575)
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders' Deficit	$1,511,314	$1,828,306

SCHEDULE 10
MDC PARTNERS INC.
UNAUDITED SUMMARY CASH FLOW DATA
(US$ in 000s)

	Twelve Months Ended December 31,
	2020	2019
Net cash provided by operating activities	$32,559	$86,539
Net cash provided by (used in) investing activities	(8,287)	115
Net cash used in financing activities	(73,426)	(11,729)
Effect of exchange rate changes on cash, cash equivalents, and cash held in trusts	2,978	1
Net increase (decrease) in cash, and cash equivalents	$(46,176)	$74,926
Change in cash and cash equivalents held in trusts classified within held for sale	—	(3,307)
Change in cash and cash equivalents classified within assets held for sale	—	4,441
Net increase (decrease) in cash and cash equivalents	(46,176)	76,060
Cash and cash equivalents at beginning of period	106,933	30,873
Cash and cash equivalents at end of period	$60,757	$106,933
Supplemental disclosures:
Cash income taxes paid	$7,946	$2,296
Cash interest paid	$57,752	$62,223

Note: Actuals may not foot due to rounding

SCHEDULE 11
MDC PARTNERS INC.
UNAUDITED RECONCILIATION OF COMPONENTS OF NON- GAAP MEASURES
(US$ in 000s)

	2019					2020
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
NON-GAAP ACQUISITIONS (DISPOSITIONS), NET
GAAP revenue from current year acquisitions	$—	$698	$1,347	$1,396	$3,441	$—	$—	$—	$—	$—
GAAP revenue from prior year acquisitions (1)	15,685	1,519	1,109	291	18,604	—	—	—	—	—
Foreign exchange impact	—	—	470	(248)	222	(248)	—	—	—	(248)
Contribution to organic revenue (growth) decline (2)	(4,008)	(440)	(2,185)	(1,694)	(8,327)	(411)	—	—	—	(411)
Prior year revenue from dispositions (3)	(1,825)	(5,995)	(3,178)	(4,505)	(15,503)	(5,024)	(4,106)	(4,076)	(4,447)	(17,653)
Non-GAAP acquisitions (dispositions), net	$9,852	$(4,218)	$(2,437)	$(4,760)	$(1,563)	$(5,683)	$(4,106)	$(4,076)	$(4,447)	$(18,312)

	2019					2020
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
OTHER ITEMS, NET
Severance and other restructuring expenses	$—	$6,703	$705	$—	$7,408	$1,334	$2,969	$3,270	1,072	$8,645
Strategic review process costs	1,626	(109)	—	349	1,866	1,082	926	2,938	17,653	22,599
Total other items, net	$1,626	$6,594	$705	$349	$9,274	$2,416	$3,895	$6,208	$18,725	$31,244

	2019					2020
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
CASH INTEREST, NET & OTHER
Cash interest paid	$(1,629)	$(30,014)	$(882)	$(29,698)	$(62,223)	$(145)	$(28,591)	$(575)	$(28,441)	$(57,752)
Bond interest accrual adjustment	(14,625)	14,625	(14,625)	14,625	—	(14,625)	13,894	(14,035)	14,376	(390)
Adjusted cash interest paid	(16,254)	(15,389)	(15,507)	(15,073)	(62,223)	(14,770)	(14,697)	(14,610)	(14,065)	(58,142)
Interest income	149	138	165	162	614	114	190	114	99	517
Total cash interest, net & other	$(16,105)	$(15,251)	$(15,342)	$(14,911)	$(61,609)	$(14,656)	$(14,507)	$(14,496)	$(13,966)	$(57,625)

	2019					2020
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
CAPITAL EXPENDITURES, NET
Capital expenditures	$(3,606)	$(4,317)	$(5,863)	$(4,810)	$(18,596)	$(1,546)	$(2,144)	$(24,187)	$(9,426)	$(37,303)

	2019					2020
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
MISCELLANEOUS OTHER DISCLOSURES
Net income attributable to the noncontrolling interests	$429	$3,043	$7,265	$5,419	$16,156	$791	$3,101	$10,728	$7,154	$21,774
Cash taxes	$1,677	$1,817	$137	$(1,335)	$2,296	$849	$1,717	$134	$5,246	$7,946

(1) GAAP revenue from prior year acquisitions for 2019 relate to acquisitions which occurred 2018.

(2) Contribution to organic revenue growth (decline) represents the change in revenue, measured on a constant currency basis, relative to the comparable pre-acquisition period for acquired businesses that are included in the Company's organic revenue growth (decline) calculation.

(3) Prior year revenue from dispositions reflects the incremental impact on revenue for the comparable period after the Company's disposition of such disposed business, plus revenue from each business disposed of by the Company in the previous year through the twelve month anniversary of the disposition.

Note: Actuals may not foot due to rounding.